UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

December 26, 2023

We hereby inform as a Relevant Information Communication that in connection with the capital increase by new monetary contributions of AENZA S.A.A. ("Aenza"), approved by the General Shareholders' Meeting of October 24, 2023 and Board of Directors' Meeting of October 26, 2023 (the "Capital Increase"), today concluded the private offering of the shares that were unsubscribed after the second round of preferential subscription of the Capital Increase, approved by resolution of the Board of Directors' Meeting of December 20, 2023 (the "Private Offering"), as reported on such date as a Relevant Information Communication.

At the end of the Private Offering, a total of 4,356,835 common shares were subscribed for a total subscription value of US$560,212.80 (Five Hundred Sixty Million Two Hundred Twelve and 80/100 United States Dollars), equivalent to S/2,165,782.68, applying the exchange rate of S/3.866 for each US$1.00.

Consequently, being subscribed (i) in the first round, 92.16% of the maximum number of shares that the Issuer may issue within the framework of the Capital Increase (as informed in the Relevant Information Communication dated December 12, 2023), (ii) in the second round, 5.35% of the referred maximum number of shares to be issued (as disclosed in the Relevant Information Communication dated December 15, 2023) and (iii) in the Private Offering, 2.49% of the referred maximum number of shares to be issued, the total number of shares offered was successfully placed.

Important Information

The preemptive subscription certificates resulting from the Capital Increase, as well as the shares to be issued upon the exercise of the subscription rights embodied in such certificates and those to be issued as a result of a potential private offering of the remaining unsubscribed shares after the preemptive subscription rounds have not been and will not be registered under the U.S. Securities Act of 1933, or under the securities laws of any state or jurisdiction outside of Peru.

In this regard, the securities to be issued will be made available to investors only in Peru pursuant to the provisions of applicable Peruvian legislation (Law No. 26887 - General Corporations Law, LMV and Law No. 27287 - Securities Law), as amended from time to time, and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or into the United States of America under the securities laws of that country or in other jurisdictions where such offering, sale, resale, transfer, delivery or distribution is prohibited. In addition, the shares to be issued may not be offered, sold, or subscribed for except in a transaction that is exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933.

This communication is not an offer to sell or a solicitation of an offer to buy any securities in the United States or to U.S. persons.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	December 26, 2023

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